QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 6)

UGC Europe, Inc.
(Name of Subject Company (Issuer))

Europe Acquisition, Inc.
(Name of Filing Persons (Offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

90268P 10 2
(CUSIP Number of Class of Securities)

Michael T. Fries
President
Europe Acquisition, Inc.
4643 South Ulster Street, Suite 1300
Denver, Colorado 80237
(303) 770-4001
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Garth B. Jensen, Esq.
Holme Roberts & Owen LLP
1700 Lincoln, Suite 4100
Denver, Colorado 80203
(303) 861-7000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$1,213,322,900	$98,156

(1)
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the acquisition of each outstanding share of common stock, par value $0.01 per share (the "UGC Europe Shares") of UGC Europe, Inc. not beneficially owned by UnitedGlobalCom, Inc. ("United") or its subsidiaries (16,661,717 shares) for 10.3 shares of Class A common stock of United, par value $0.01 per share (the "United Shares"). The value of the United Shares was calculated as the product of (i) $7.07 (the average of the high and low prices per share of the United Shares on December 11, 2003 as reported by the Nasdaq National Market) and (ii) 171,615,686 (the maximum number of United Shares expected to be issued in connection with this transaction).

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11, equals $80.90 per million of the aggregate value of the United Shares offered by the bidder.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
$101,960
Form or Registration No.:	Form S-4 ($71,284) and Schedule TO ($30,676)
Filing Party:	UnitedGlobalCom, Inc. and Europe Acquisition, Inc.
Date Filed:	October 6, 2003 and November 13, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    third-party tender offer subject to Rule 14d-1.

    ☐
    issuer tender offer subject to Rule 13e-4.

    ☐
    going-private transaction subject to Rule 13e-3.

    ☐
    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 6 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on October 6, 2003, as amended on November 5, 2003, November 10, 2003, November 13, 2003, November 26, 2003 and December 17, 2003, by Europe Acquisition, Inc. ("Purchaser"), a Delaware corporation and a wholly-owned indirect subsidiary of UnitedGlobalCom, Inc., a Delaware corporation ("United"), relating to the offer (the "Exchange Offer") to exchange each outstanding share of common stock, $0.01 par value per share (the "UGC Europe Shares"), of UGC Europe, Inc., a Delaware corporation ("UGC Europe"), not owned by United or its subsidiaries for 10.3 shares of Class A common stock, par value $0.01 per share (the "United Shares") of United, subject to certain terms and conditions.

Item 4. Terms of the Transaction.

(a)(1) Tender Offers.

        Item 4(a)(1) of the Schedule TO is hereby amended and supplemented to add the following:

        "The Exchange Offer and withdrawal rights expired at 5:00 p.m. New York City time, on Thursday, December 18, 2003. Prior to the expiration of the Exchange Offer, UGC Europe stockholders tendered a total of 13,043,444 UGC Europe Shares (including 818,167 shares subject to guaranteed delivery), all of which were accepted for exchange by Purchaser. Together with the UGC Europe common stock previously owned by United and its affiliates, Purchaser now owns approximately 92.7% (assuming satisfaction of all guaranteed deliveries) of all the outstanding UGC Europe Shares.

        "On December 18, 2003, United issued a press release announcing the final results of the tender offer. A copy of the press release is filed with this Amendment as Exhibit (a)(11)."

Item 12. Exhibits.

        The following are attached as exhibits to this Amendment:

Exhibit Number	Exhibit Description
(a)(11)	Press release issued by United on December 18, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to Schedule TO is true, complete and correct.

EUROPE ACQUISITION, INC.
By:	/s/ FREDERICK G. WESTERMAN III
Name:	Frederick G. Westerman III
Title:	Vice President and Treasurer

Date: December 18, 2003

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(a)(11)	Press release issued by United on December 18, 2003.

QuickLinks

  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX